Kontakta

www.linkedin.com/in/sophieangner (LinkedIn)

Främsta kompetenser

Marketing
Entrepreneurship
Projektledning

Languages

Swedish (Native or Bilingual)
English (Full Professional)

Honors-Awards

Athlete of The Year
High School Sholarship

Sophie Angner

OP at Expert Dojo
Los Angeles, Kalifornien, USA

Sammanfattning

Erfarenhet

Expert Dojo

Operations
april 2018 - Present (5 år 1 månad)
Santa Monica

7th most active VC fund in the World. We invest in startups looking to take over the world! In 2023 we are investing 100k USD checks in 200 startups, are you one of them? If so, contact me at sophie@expertdojo.com

Suavoo

Launch Project Manager
augusti 2016 - augusti 2017 (1 år 1 månad)
Stockholm, Sverige

Key Responsibilities
• Planned and executed the launch of the company
• Coordinated and executed the beta-test of the company’s phone application.

The Swedish-American Chamber of Commerce - Los Angeles

Marketing Manager
augusti 2015 - februari 2016 (7 månader)
Los Angelesområdet, USA

Key Responsibilities
• Advised Swedish startups as well as established companies such as Scandinavian Airlines and Volvo in how to reach the Swedish community in Los Angeles.
• Executed several business networking events as well as galas.
• Planned, presented and discussed event strategies with the board members of the chamber.
• Managed sponsorship efforts and monitored to make sure sponsorship deals were followed through.

• Developed and maintained strategic partnerships with the business members of the Chamber

Angner Consulting
Event Consultant
oktober 2012 - augusti 2015 (2 år 11 månader)
Stockholm, Sverige

Key Responsibilities
• Managed my own event company and produced events once a week at the most attractive hotels, restaurants and nightclubs in the central of Stockholm. Through great marketing efforts each event had between 250-600 attendees.
• Once a year I arranged tennis themed events for world famous tennis professionals in collaboration with Sweden’s largest tennis tournament called; Stockholm Open.

Key Achievements
• Increased one of my client’s revenue with 300% the first month consulting for them and their annual revenue with 40%.

Utbildning

Vanguard University of Southern California
Internationell ekonomi

Södertörns högskola
Ekonomie kandidatexamen (ek.kand.), Entrepreneurship, innovation and market · (2012 - 2016)

UCLA Extension
Marketing

Santa Barbara City College
Marketing · (2012 - 2012)

Stockholm's Art School
Form Program, Form and Art's · (2009 - 2011)